Ex. 99-B.4.6

ING Life Insurance and Annuity Company

Code Section 408A "Roth IRA" Endorsement

This Endorsement is part of the Contract to which it is attached. The purpose of this Endorsement is to amend the Contract to meet the qualification requirements for a Roth Individual Retirement Annuity under Code Section 408A. The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.

For purposes of this Endorsement, "Deposit" shall refer to either the term "Deposit" or "Contribution" as used in the Contract to which this Endorsement is attached.
1.	Exclusive Benefit The contract is established for the exclusive benefit of you or your Beneficiaries. Joint Contract Owners are not permitted under this Contract.
2.	Annuitant You are the Annuitant. You may not change the Annuitant.
3.	Deposit Limits
(a)

Maximum Permissible Amount. Except in the case of a qualified rollover or a recharacterization (as defined in (f) below), no Deposit will be accepted unless it is in cash. The total of such Deposits to all of your Roth IRAs for a taxable year can not exceed the applicable amount (as defined in (b) below), or your compensation (as defined in (h) below), if less, for that taxable year. The Deposit described in the previous sentence that may not exceed the lesser of the applicable amount or your compensation is referred to as a "regular Deposit." A "qualified rollover contribution" is a rollover Deposit that meets the requirements of Code Section 408(d)(3), except the one-rollover-per-year rule of Code Section 404(d)(3)(B) does not apply if the rollover Deposit is from an IRA other than a Roth IRA (a "nonRoth IRA"). Deposits may be limited under (c) through (e) below.

(b)	Applicable Amount. The applicable amount is determined under (i) or (ii) below:
(i)	If you are under age 50, the applicable amount is $4,000 for any taxable year beginning in 2006 through 2007, and $5,000 for any taxable year beginning in 2008 and years thereafter.
(ii)

If the individual is 50 years old or older, the applicable amount is $5,000 for any taxable year beginning in 2006 through 2007, and $6,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limits on paragraph (b)(i) and (ii) above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 219(b)(5)(C). Such adjustments will be in multiples of $500.

We will maintain source records for the crediting of IRA Contributions.

Deposits that exceed the limitations may either be refunded to the Contract Owner or applied to the following calendar year's Deposit, as permitted by the Code and the Contract including, but not limited to, Section 3.01. The Company assumes no responsibility for tax consequences that may result from excess contributions that are not refunded to the Contract Owner.

(c)	Regular Deposit(s) Limit. If (i) and/or (ii) below apply, the maximum regular Deposit that can be made to all of your Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii).

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(i)	The maximum regular Deposit is phased out ratably between certain levels of modified adjusted gross income ("modified AGI," defined in (g) below) in accordance with the following table:
Filing Status	Full Deposit	Phase-out Range	No Deposit
Modified Adjusted Gross Income
Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more
Married Separate Return	$0	Between $0 and $10,000	$10,000 or more

If your modified AGI for a taxable year is in the phase-out range, the maximum regular Deposit determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

(ii)

If you make regular Deposits to both Roth and nonRoth IRAs for a taxable year, the maximum regular Deposit that can be made to all of your Roth IRAs for that taxable year is reduced by the regular Deposit made to your nonRoth IRAs for the taxable year.

(d)

Qualified Rollover Contribution Limit. A rollover from a nonRoth IRA cannot be made to this IRA if, for the year the amount is distributed from the nonRoth IRA, (i) you are married and file a separate return, (ii) you are not married and have modified AGI in excess of $100,000 or (iii) you are married and together you and your spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, you and your spouse are not treated as married for a taxable year if you have lived apart at all times during that taxable year and file separate returns for the taxable year.

(e)

SIMPLE IRA Limits. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code Section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date you first participated in that employer's SIMPLE IRA plan.

(f)

Recharacterization. A regular Deposit to a nonRoth IRA may be recharacterized pursuant to the rules of Section 1.408A-5 of the regulations as a regular Deposit to this IRA, subject to the limits in (c) above.

(g)

Modified AGI. For purposes of (c) and (d) above, your modified AGI for a taxable year is defined in Code Section 408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover from a nonRoth IRA (a "conversion").

(h)

Compensation. For purposes of (a) above, compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Code Section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, Code Section 401(c)(2) shall be applied as if the term trade or business for purposes of Code Section 1402 included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in your gross income under Code Section 71 with respect to a divorce or separation instrument described in subparagraph A of Code Section 71(b)(2). If you are a married individual filing a joint return, the greater compensation of your spouse is treated as your own compensation, but only to the extent that your spouse's compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to a nonRoth IRA.

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4.	Required Minimum Distributions No amount is required to be distributed prior to your death.
5.	Distributions Upon Death
(a)

Notwithstanding any provision of this IRA to the contrary, the distribution of your interest in the IRA shall be made in accordance with the requirements of Code Section 408A(c)(5), and the regulations thereunder. Unless you apply your Contract Value to the Annuity Option the distribution of your interest in the IRA must satisfy paragraphs (b), (c), (d) and (e) below.

(b)	Upon your death your entire interest will be distributed at least as rapidly as follows:
(i)

If the designated beneficiary is someone other than your surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of your death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of your death, or, if elected, in accordance with paragraph (b)(iii) below.

(ii)

If your sole designated beneficiary is your surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of your death (or by the end of the calendar year in which you have attained age 70 1/2, or later), over such spouse's life, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

(iii)

If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of your death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under paragraph (b)(ii) above).

(iv)

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.

(c)

The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of Section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

(d)

For purposes of paragraph (b)(ii) above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

(e)

If the sole designated beneficiary is your surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

6.	Nonforfeitable The interest of the Contract Owner is nonforfeitable.

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7.	Nontransferable This Contract is nontransferable by the Contract Owner. You may not assign this Contract.
8.

Reports

We shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

The effective date of this Endorsement is the later of the Effective Date of the Contract or the date the Endorsement is attached to the Contract.
/s/ Brian D. Comer
President ING Life Insurance and Annuity Company

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